ALEXANDER CAPITAL LP

17 State Street, 5th Floor
New York, New York 10004

October 2, 2023

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Ms. Stacie Gorman, Staff Attorney

Re:	La Rosa Holdings Corp.
Registration Statement on Form S-1
(File No. 333-264372) (the “Registration Statement”)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned underwriter in connection with the above referenced Registration Statement relating to the offer and issuance by the Registrant of certain of its securities, hereby joins the Registrant’s request that the effective date of the Registration Statement be accelerated so that it shall be declared effective at 5:00 p.m. eastern time on Wednesday, October 4, 2023, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, we wish to advise you that the underwriters have distributed as many copies of the Preliminary Prospectus, dated September 1, 2023, to underwriters, dealers, institutions and others as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

This is to further advise you that the underwriters have and will continue to comply with Rule 15c2-8 of the Securities Exchange Act of 1934, as amended, with regard to the Preliminary Prospectus and any amended Prospectus.

Very truly yours,

ALEXANDER CAPITAL LP

By:	/s/ Jonathan Gazdak
Name:	Jonathan Gazdak
Title:	Managing Director – Head of Investment Banking